15025541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 09 2015
Washington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marv Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 7th Avenue, Suite 601
(No. and Street)

New York (City) NY (State) 10123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Virupaksha Raparthi 212 244-7563
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name – *if individual, state last, first, middle name*)

250 W. 57th Street, Suite 1632 (Address) New York (City) NY (State) 10107 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Virupaksha Raparthi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marv Capital, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Principal

Title

Notary Public

MARY JANE FARRELL
Notary Public, State of New York
Qualified in New York County
Reg. No. 01FA6307534
My Commission Expires 07-07-2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marv Capital, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2014

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Marv Capital, Inc.

We have audited the accompanying financial statements of Marv Capital, Inc., (the "Company") (a California corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Marv Capital, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 22, 2015

Marv Capital, Inc.
Statement of Financial Condition
December 31, 2014

Assets

Cash		$ 23,576
Commissions receivable		150,695
Interest receivable		9,268
Inventory		897,799
Furniture & equipment, net of accumulated depreciation		3,884
Prepaid expenses		10,068
Deposits		16,000
Total Assets		$ 1,111,290

Liabilities and Shareholders' Equity

Liabilities		
Accounts payable and accrued expenses		7,300
Commissions payable		50,167
Income taxes payable		5,725
Inventory loan		66,449
Total Liabilities		129,641
Shareholders' Equity		
Common stock, $1 par value, 1,000,000 shares authorized; 586,574 shares outstanding	$ 586,574	
Paid-in capital	1,034,905	
Retained earnings (deficit)	(639,830)	981,649
Total Shareholders' Equity		981,649
Total Liabilities and Shareholders' Equity		$ 1,111,290

See accompanying notes to financial statements

Marv Capital, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2014

Revenues	
Commissions	$ 767,735
Consulting fees	35,000
Coupon interest	3,951
Unrealized income (loss)	(38,650)
Interest purchased and sold	170
Interest	116
Sublease rental income	6,600
Total Revenues	774,922
Direct Costs	
Commission expense	73,246
Clearing broker fees	66,439
Quotes & research	31,254
Total Direct Costs	170,939
Gross Profit	603,983
Operating Expenses	
Consulting	2,000
Depreciation	178
E-mail capturing	2,774
Expense reimbursement	22,365
Interest	108
Inventory margin interest	353
Office expenses	9,555
Professional services	23,575
Regulatory fees	22,038
Rent	71,619
Salaries and wages and related	380,328
SIPC fees	1,851
Telephone	10,280
Third party fee and analytical charges	20,000
Travel and entertainment	28,005
Utilities	12,798
All other expenses	10,622
Total Operating Expenses	618,449
Income Before Tax Provision	(14,466)
Income Tax Provision	5,700
Net Income (Loss)	$ (20,166)

See accompanying notes to financial statements

Marv Capital, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2014

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2013	586,574	$ 586,574	$ 176,220	$ (619,664)	$ 143,130
Capital Contributions			858,685		858,685
Net Income				(20,166)	(20,166)
Balance, December 31, 2014	586,574	$ 586,574	$1,034,905	$ (639,830)	$ 981,649

See accompanying notes to financial statements

Marv Capital, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2014

Cash Flows from Operating Activities:	
Net income	$ (20,166)
Depreciation	178
Changes in operating assets and liabilities:	
Clearing deposit	150,000
Commissions receivable	(67,930)
Interest receivable	(9,268)
Inventory	(897,799)
Prepaid expenses	6,667
Accounts payable and accrued expenses	(33,803)
Commissions payable	(80,077)
Income taxes payable	(275)
Inventory loan	66,449
Due to principals	(39,185)
Net cash from operating activities	(925,209)
Cash Flows from Investing Activities:	
Purchase of furniture and equipment	(4,062)
Net cash used in investing activities	(4,062)
Cash Flows from Financing Activities:	
Capital contributions	858,685
Net cash from financing activities	858,685
Net decrease in cash	(70,586)
Cash at beginning of year	94,162
Cash at end of year	$ 23,576
Supplemental Cash Flow Information	
Cash paid for interest	$ 461
Cash paid for income tax	$ 2,289

See accompanying notes to financial statements

Marv Capital, Inc.
Notes to Financial Statements
December 31, 2014

Note 1 – Organization and Nature of Business

Marv Capital, Inc. (the "Company") was incorporated May 22, 2000 in the State of California. The Company became a member of the National Association of Securities Dealers (NASD) on March 13, 2001. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA (Financial Industry Regulatory Agency). The Company does not hold customers' funds or securities. Its principal business activity during the year was investment banking (corporate finance fees) and brokerage commissions. The Company was sold in March of 2010 and changed its name from Marino Capital Partners, Inc. to Marv Capital, Inc. The Company's principal office is in New York, New York.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Based upon the income reported, the commissions earned from the sale of fixed income securities represent the major portion of the business.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2011 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Marv Capital, Inc.
Notes to Financial Statements
December 31, 2014

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

Assets	**Level 1**	**Level 2**	**Level 3**
Inventory:			
Federal Obligations	$ 648,561	$ -	$ -
Corporate Obligations	249,238	-	-
Total	$ 897,799	$ -	$ -

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2014, consist of the following:

	Receivable	**Payable**
Fees and commissions receivable/payable	$ 150,695	$ -

Note 5 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2014, the Company had net capital of $869,046 which was $769,046 in excess of its required net capital requirement of $100,000. The Company's aggregate indebtedness, $129,641, to net capital was 0.15 to 1.

Note 7 - Income Taxes

The current income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

Federal	$3,600
State	2,100
Total income tax expense	$5,700

Note 8 – Deposit – Clearing Organization

The Company has an agreement with a clearing broker which requires a minimum deposit of $150,000.

Note 9 – Leases

The Company has a lease agreement which expires March 31, 2018. The future rental commitments are as follows:

2015	72,989
2016	75,179
2017	77,435
2018	19,359
Total	$244,962

Rent expense for the year ended December 31, 2014 is $71,619. The Company subleases part of their office space at $2,200/month. Total rental income received during the year ended December 31, 2014 is $6,600.

Note 10 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2014 through February 22, 2015, date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Marv Capital, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant To Rule 15c3-1
December 31, 2014

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 981,649
Less non allowable assets:	
Furniture and equipment, at cost – net of accumulated depreciation	(3,884)
Prepaid expenses	(10,068)
Deposits	(16,000)
Haircuts	(82,650)
Net Capital	$ 869,046
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness -	
6.67% of net aggregate indebtedness	$ 8,643
Minimum dollar net capital required	$ 100,000
Net Capital required (greater of above amounts)	$ 100,000
Excess Capital	$ 769,046
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 749,046
Computation of Aggregate Indebtedness	
Total liabilities	$ 129,641
Aggregate indebtedness to net capital	0.15

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 907,698
Unrealized income (loss)	(38,650)
Rounding	(2)
Net Capital per Audit	$ 869,046

See accompanying notes to financial statements

Marv Capital, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirement is not applicable to Marv Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Marv Capital, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Marv Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Shareholders of
Marv Capital, Inc.

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Marv Capital, Inc. (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that Marv Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 22, 2015

Marv Capital, Inc.
450 7th Avenue, Suite 601
New York, NY 10123

Exemption Report

December 1, 2014

VB&T Certified Public Accountants, PLLC
250 W 57th Street, Suite 1632
New York, NY 10107

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Van Buren:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Marv Capital, Inc. met the Section 240.15c3-3(k)(2)(ii) exemption for the period June 1, 2014 through December 31, 2014.

Sincerely,

Maneesh Awasthi
Managing Partner

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants Agreed-Upon Procedures Report on Schedule of Assessments and Payments (Form SIPC-7)

To the shareholders of
Marv Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Marv Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Marv Capital, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Marv Capital, Inc.'s management is responsible for the Marv Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 22, 2015